UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2003

Commission File No. 1-4329

Cooper Tire & Rubber Company
(Gaylord, Michigan Plant) UAW Local 388
Collectively Bargained Savings and Retirement Plan

COOPER TIRE & RUBBER COMPANY

(Exact name of registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	34-4297750 (I.R.S. employer identification no.)

Lima and Western Avenues, Findlay, Ohio 45840
(Address of principal executive offices)
(Zip code)

(419) 423-1321
(Registrant’s telephone number, including area code)

Cooper Tire & Rubber Company
(Gaylord, Michigan Plant) UAW Local 388
Collectively Bargained Savings and Retirement Plan

ITEM 1. Not applicable.

ITEM 2. Not applicable.

ITEM 3. Not applicable.

ITEM 4. FINANCIAL STATEMENTS OF THE PLAN

The Financial Statements of the Cooper-Standard Automotive (Gaylord, Michigan Plant) UAW Local 388 Collectively Bargained Savings and Retirement Plan for the fiscal year ended December 31, 2003, together with the report of Ernst & Young LLP, independent auditors, are attached to this Annual Report on Form 11-K. The Financial Statements and the notes thereto are presented in lieu of the financial statements required by items 1, 2 and 3 of Form 11-K and were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974.

EXHIBITS:

(23) Consent of Independent Auditors
(99) Certification Pursuant To 18 U.S.C. § 1350

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned, thereunto duly authorized.

COOPER TIRE & RUBBER COMPANY
/s/ Charles F. Nagy
CHARLES F. NAGY
Date: June 28, 2004	Assistant Treasurer Plan Aministrator

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Cooper-Standard Automotive
(Gaylord, Michigan Plant) UAW Local 388
Collectively Bargained Savings and Retirement Plan
December 31, 2003 and 2002 and Year ended December 31, 2003
With Report of Independent Registered Public Accounting Firm

Cooper-Standard Automotive
(Gaylord, Michigan Plant) UAW Local 388
Collectively Bargained Savings and Retirement Plan

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002 and
Year ended December 31, 2003

Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Assets Available for Benefits	2
Statement of Changes in Assets Available for Benefits	3
Notes to Financial Statements	4
Supplemental Schedule
Schedule H, line 4i—Schedule of Assets (Held At End of Year)	10
EX-23 CONSENT INDEPENDENT REGISTERED PUBLIC ACCT
EX-99 CERT. PURSUANT TO 18 USC 1350

Report of Independent Registered Public Accounting Firm

Pension Committee
Cooper-Standard Automotive
(Gaylord, Michigan Plant) UAW Local 388
Collectively Bargained Savings and Retirement Plan

We have audited the accompanying statements of assets available for benefits of Cooper-Standard Automotive (Gaylord, Michigan Plant) UAW Local 388 Collectively Bargained Savings and Retirement Plan as of December 31, 2003 and 2002 and the related statement of changes in assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 23, 2004

Cooper-Standard Automotive
(Gaylord, Michigan Plant) UAW Local 388
Collectively Bargained Savings and Retirement Plan

Statements of Assets Available for Benefits

	December 31
	2003	2002
Assets
Investments, at market or contract value:
Interest in investment trust	$2,119,964	$1,708,208
Mutual funds	1,377,274	946,487
Participant loans	101,701	97,603

	3,598,939	2,752,298
Cash, non-interest bearing	16,287	17,140

Assets available for benefits	$3,615,226	$2,769,438

See accompanying notes.

Cooper-Standard Automotive
(Gaylord, Michigan Plant) UAW Local 388
Collectively Bargained Savings and Retirement Plan

Statement of Changes in Assets Available for Benefits

Year ended December 31, 2003

Additions
Investment income (Notes 3 and 4):
Net appreciation in fair value of investments	$500,325
Interest and dividends	104,887

605,212
Contributions:
Participant	228,906
Employer	65,242

294,148

Total additions	899,360

Deductions
Participant withdrawals	51,682
Administrative fees	1,890

Total deductions	53,572

Net increase	845,788
Assets available for benefits:
Beginning of year	2,769,438

End of year	$3,615,226

See accompanying notes.

Cooper-Standard Automotive
(Gaylord, Michigan Plant) UAW Local 388
Collectively Bargained Savings and Retirement Plan

Notes to Financial Statements

December 31, 2003

1. Description of Plan

The following description of Cooper-Standard Automotive (Gaylord, Michigan Plant) UAW Local 388 Company Collectively Bargained Savings and Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees who have completed the 90 day probationary period and are covered by the collective bargaining agreement between UAW Local 388 and Cooper-Standard Automotive (the Company and Plan Administrator). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 10% of their pretax compensation. Participants may direct their contributions to any of the Plan’s investment fund options.

The Company contributions are made annually as provided in the Plan document and at the discretion of the Company’s Board of Directors. All Company matching contributions were invested in the Cooper Tire and Rubber Company common stock until they become vested, after which they are invested as directed by the participant.

Participant Accounts

Individual accounts are maintained for each participant in the Plan. Each participant’s account is credited with the participant’s contributions, allocation of the Company’s contributions, and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

The participants are immediately vested in their contributions and the Company’s contributions plus actual earnings thereon.

Cooper-Standard Automotive
(Gaylord, Michigan Plant) UAW Local 388
Collectively Bargained Savings and Retirement Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Participant Loans

Participants may borrow the lesser of 100 percent of their participant elected contributions account or 50% of the vested value of their entire account. In no event should the maximum loan exceed $50,000. The interest rate is established based on the prime rate. Interest rates as of December 31, 2003 range from 4.0% to 4.25%. The loan repayment schedule can be no longer than 54 months. Principal and interest is paid ratably through payroll deductions.

Participant Withdrawals

In the event of retirement, death, termination, permanent disability or other separation from service, participants shall be entitled to receive an amount equal to the value of the vested interest in their account. Payment of benefits may be taken in a lump sum cash distribution or nearly equal quarterly installments over a specified period.

In the event of hardship, as defined, participants may make a partial or full distribution of their accounts, subject to certain tax withholdings.

Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right, under the Plan, to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. Participant withdrawals are recorded upon distribution.

Cooper-Standard Automotive
(Gaylord, Michigan Plant) UAW Local 388
Collectively Bargained Savings and Retirement Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Investment Valuation and Income Recognition

Except for the investments contracts held in the Investment Trust, the Plan’s investments are stated at fair value, which equals the quoted market price on the last business day of the Plan year. The shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The participant loans are valued at their outstanding balances, which approximate fair value.

Investment contracts are recorded at their contract values, which represent contributions and reinvested income, less any withdrawal plus accrued interest, because these investments have fully-benefit responsive features. There are no reserves against contract values for credit risk of contract issues or otherwise. The average yield was approximately 4.2% in 2003. The crediting interest rate of these investment contracts is reset monthly by the issuer but cannot be less than zero and ranged from 1.4% to 6.6% at December 31, 2003.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recognized when earned. Dividends are recorded on the ex-dividend date.

Administrative Expenses

The Company pays the administrative expenses of the Plan, unless the expenses relate to specific investment directions of the participant.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles require management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cooper-Standard Automotive
(Gaylord, Michigan Plant) UAW Local 388
Collectively Bargained Savings and Retirement Plan

Notes to Financial Statements (continued)

3. Investments

During the year ended December 31, 2003, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net Realized
and Unrealized
Appreciation in
Fair Value
of Investments
Interest in Investment Trust	$282,617
Mutual funds	217,708

$500,325

Investments that exceed 5% or more of the fair value of the Plan assets available for benefits are as follows:

	December 31
	2003	2002
American Washington Mutual Investors Fund	$836,449	$603,249
Aim Balanced Fund	199,763	200,258

4. Investment Trust

Certain investments of the Plan are held in an Investment Trust, which also combines similar investments of the other defined contribution plans sponsored by Cooper Tire & Rubber Company. Each participating retirement plan has an undivided interest in the Investment Trust. The Plan’s interest in the Investment Trust was determined by the Plan’s relative asset value to the Investment Trust’s total asset value at the end of the year. Investment income is allocated to the Plan based on its pro-rata share in the net assets of the Investment Trust.

Cooper-Standard Automotive
(Gaylord, Michigan Plant) UAW Local 388
Collectively Bargained Savings and Retirement Plan

Notes to Financial Statements (continued)

4. Investment Trust (continued)

At December 31, 2003 and 2002, the Plan’s interest in the net assets of the Investment Trust was approximately 0.69% and 0.69%, respectively.

The following presents the fair value of investments in the Investment Trust:

	December 31
	2003	2002
Investments, at fair value:
Cooper Tire & Rubber Company common stock*	$175,065,255	$124,386,354
Investment contracts	126,712,953	119,167,527
Money market mutual fund	3,475,630	4,013,166

Total assets	$305,253,838	$247,569,047

*Includes nonparticipant-directed shares

The fair value of the investment contracts was $133,975,826 and $122,235,019 at December 31, 2003 and 2002, respectively.

Investment income for the Investment Trust for the year ended December 31, 2003 is as follows:

Dividends	$9,335,190
Net appreciation of fair value of investments as determined by quoted market prices:
Common stock	52,267,178
Money market mutual funds	—

$61,602,368

Cooper-Standard Automotive
(Gaylord, Michigan Plant) UAW Local 388
Collectively Bargained Savings and Retirement Plan

Notes to Financial Statements (continued)

5. Nonparticipant-Directed Investments

The Cooper Tire & Rubber Company common stock held in the Investment Trust is a nonparticipant-directed investment. Information about the significant components of changes in net assets related to the nonparticipant-directed investment is as follows for the year ended December 31, 2003:

Contributions	$18,728,754
Interest and dividends	3,615,880
Net appreciation in fair value of investment	52,267,178
Participant withdrawals	(1,672,463)
Transfers out to other investment options	(22,260,448)

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 6, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

7. Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee, and, therefore, these transactions qualify as party-in-interest transactions. There have been no known prohibited transactions with a party-in-interest.

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that the changes in the values of investment securities will occur in a near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

Cooper-Standard Automotive
(Gaylord, Michigan Plant) UAW Local 388
Collectively Bargained Savings and Retirement Plan

EIN: 34-0549970     Plan Number: 014

Schedule H, line 4i—Schedule of Assets (Held At End of Year)

December 31, 2003

	Description of Investment
Identity of Issue,	Including Maturity Date,
Borrower, Lessor or	Rate of Interest, Collateral,	Current
Similar Party	Par or Maturity Value	Value
National City Bank:
Mutual Funds:
American Funds	29,063.57 shares, Washington Mutual Investors Fund	$836,449
	2,371.92 shares, Investment Company of America Fund	68,405
Aim Funds Group	8,347.83 shares, Balanced Fund	199,763
* Armada	17,065.48 shares, Equity Index Fund #42	163,316
Invesco Funds	5,812.38 shares, Dynamics Fund	85,674
Janus Funds	582.06 shares, Worldwide Fund	23,014
MFS Family of Funds	57.63 shares, Massachusetts Investors Growth Stock Funds	652
*Participant loans	Interest rates ranging from 4.00% to 4.25%, with the longest maturity date of April 18, 2008	101,701

		$1,478,974

*	Indicates party-in-interest to the Plan.